Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

PROPOSAL NO. 1: To re-elect Dov Farkash as a Class I director, to serve until the Company’s annual general meeting of shareholders to be held in 2026, and until his successor is duly elected and qualified.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 2: To elect Ido Lapidot and Limor Magen-Telem as external directors, within the meaning of the Israeli Companies Law, 5759-1999, each for a three-year term.
NO. 2A: Ido Lapidot	FOR	AGAINST	ABSTAIN
	☐	☐	☐
Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 2A? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal 2A).	YES	NO
	☐	☐
NO. 2B: Limor Magen-Telem	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 2b? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal 2B).

	YES	NO
	☐	☐
PROPOSAL NO. 3: To ratify and approve an amendment to the terms of a financing round of the Company, as previously approved by the Company’s shareholders, in the form of a private placement of the Company’s ordinary shares to GTRIMG Investments Ltd., the controlling shareholder of the Company, and other existing shareholders.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal 3).

	YES	NO
	☐	☐
PROPOSAL NO. 4: To ratify and approve the extension of the Active Chairman Agreement between the Company and Exoro Ltd., a company wholly owned by Dov Farkash, a Class I director and the Active Chairman of the Board of Directors of the Company.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal 4).

	YES	NO
	☐	☐
PROPOSAL NO. 5A: To approve the Company entering into an indemnification and exculpation agreement with Mr. Avi Magid, the Company’s chief executive officer and a director.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 5A? (Please note: if you do not mark either “YES” or “NO” your vote will not be counted for Purposes of proposal 5A).

	YES	NO
	☐	☐
PROPOSAL NO. 5B: To approve the Company entering into an indemnification and exculpation agreement with Mr. Keinan Maman, a Class II director of the Company, and Limor Magen-Telem, subject to her election to serve as an external director of the Company under Proposal 2.	FOR	AGAINST	ABSTAIN
	☐	☐	☐
ROPOSAL NO. 6: To ratify and approve the reappointment of Ziv Haft (BDO Member Firm), CPA, as the Company’s independent auditor for the year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders of the Company.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

__________________________	__________________________	__________________________

(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify the Company whether he, she or it has a “Personal Interest” in Proposals No. 2A, 2B, 3, 4 and 5A, as a condition for his, her or its vote to be counted with respect to such proposals. Votes cast on such proposals will not be counted unless “YES” or NO” has been specified as to whether the shareholder has a “Personal Interest” with respect to such proposal.

Under the Israeli Companies Law, 1999, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

P.V. NANO CELL LTD.

Annual General Meeting of Shareholders to be held on November 9, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of P.V. Nano Cell Ltd. (the “Company”) hereby appoints each of Avi Magid and Evyatar Cohen, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the offices of the Company at 8 Hamasger Street, Midgal Ha’Emek, Israel 2310102, on Thursday, November 9, 2023, at 4:00 p.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)